Via EDGAR and Facsimile

Mr. Larry Spirel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 31, 2006

Re:	Westell Technologies, Inc.

Form 10-K for Fiscal Year Ended March 31, 2005

Filed June 14, 2005

File No. 0-27266

Dear Mr. Spirel:

Please find Westell Technologies, Inc.’s (the “Company”) responses to the SEC comment letter dated March 6, 2006 below. For your convenience, each of the Staff’s comments is reprinted in bold.

1.	Revenue Recognition, page 53

On page 8, you disclose that your large customers may reschedule or cancel orders without penalty. In this note, you further disclose that you allow customers to return unused equipment for partial credit if the equipment is currently being manufactured and that the reserve is not significant. Please disclose the reserve in Schedule II. Referring to the criteria in FAS 48, tell us in detail why you believe that revenue associated with these sales is recognizable.

Response: Generally, customers have the right to return product to the Company that is new, unused and in the original packing. Custom product can not be returned. Products must be of the same issue and revision as those currently manufactured and must be salable to others. The sale of modems to our largest customer allows for returns of product up to 90 days after shipment. Historically, this customer has not returned product for credit. In addition, returns for credit processed to all customers in fiscal year ended March 31, 2005 (“fiscal 2005”) totaled $187,000. Per FAS 48 paragraph 6 (f), revenue can be recognized when the right of return exists only if the amount of returns can be reasonably estimated. The Company believes it can reasonably estimate returns using past experience and has established a reserve based on return history. The Company records revenue when title passes per FAS 48 paragraph 8 as a) the price is fixed and determinable, b) payment is not contingent upon resale of the product, c) title and risk of loss has passed to the customer, d) the product is in the customer’s care, custody and control, e) the Company does not have any future performance obligations and f) returns can be reasonable estimated. Returns are not significant to the Company and our historical reserves have been adequate.

The reserve for returns balance at March 31, 2005 was $70,000. There had not been material changes to this reserve during fiscal year 2005 and the accrual balance is immaterial. Therefore the Company omitted the disclosure from Schedule II. We will include this item in Schedule II in future filings.

2.	Note 5. Income Taxes, page 57

We note that you had valuation allowances at the end of your fiscal years ended March 31, 2004 and 2005. Referring to the applicable paragraphs of FAS 109, tell us why you believe that valuation allowances were necessary. FAS 109 does not provide for a three-year estimate of income. If you believe that you will be profitable in the future or can produce significant taxable income through the implementation of tax planning strategies, the valuation should have been reversed completely in the first applicable year. Please advise or revise.

Response: The Company reached it’s first year of profitability as a public entity in the year ended March 31, 2003 (“fiscal 2003”). The Company still had a tax loss in fiscal 2003 resulting from a large temporary difference relating to the timing of excess and obsolete inventory reserved in fiscal year 2002, but not physically disposed of until fiscal 2003, and a large deduction for the exercise of stock options which was deductible for tax purposes but not for book purposes. Following the end of fiscal 2003 the Company had ten consecutive years of tax losses resulting in a net operating loss carryforward of over $176 million. Due to significant doubt about the Company’s ability to generate taxable income at that time, the Company had recorded valuation allowances against its net operating loss carryforwards, except for the portion that could be supported by tax planning strategies.

For the year ended March 31, 2004 (“fiscal 2004”) the Company produced profits and for the first time generated modest taxable income. For fiscal 2004, the Company generated $3.6 million of taxable income and had pre-tax book income of $22.3 million. In the preparation of the year-end financial statements for fiscal 2004, the Company determined that due to the fact it had now generated two consecutive years of pre-tax income it could now utilize prospects of future results of operations in addition to tax planning strategies in determining needs for valuation allowances against net operating loss carryforward deferred tax assets. To estimate the amount of taxable income that could be generated from operations, the Company prepared a three year operating plan. The Company used a three year plan, as we believed at that time there were significant uncertainties about our ability to project any taxable income for a period further than three years. This was due to the nature of the Company’s business, which is composed of selling telecommunication equipment to a relatively small number of customers. Competition is intense and the life cycle of the Company’s products often does not exceed more than a few years, therefore revenues in future years was, and will be, dependent on the Company’s ability to successfully develop the next generation of equipment. The Company used this best estimate of future taxable income from operations and the tax planning strategy to compute the amount of taxable income that could be generated to offset net operating loss carryforwards and reduced its valuation allowance by a corresponding amount. The Company did not believe it was more likely than not that the remaining deferred tax assets would be utilized and therefore believed a valuation allowance was necessary.

As of March 31, 2005, the Company went through a similar exercise and based on results of our estimated tax planning strategies and forecasted taxable income, eliminated the remainder of the valuation allowance that was related to net operating loss carryforwards as the Company no longer considered it more likely than not that the deferred tax assets would not be utilized. The only valuation allowance at March 31, 2005 was $7.3 million, primarily to reserve for R&D credits expected to expire prior to use.

The Company considered the following excerpts of Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 109: Accounting for Income Taxes, for the basis of its conclusions:

17. e. Reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

23. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.

25. An enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset.

Based on the facts available to us at each of these periods presented, we believe we used reasonable professional judgment in applying the standards applicable to our situation. We believe reversing the entire valuation allowance at the end of fiscal 2004 would not have been proper accounting due to the magnitude of the net operating losses and the significant uncertainty, which existed in our ability to generate sufficient taxable income to utilize these deferred tax assets.

3.	Note 11. Sale of Product Line, page 62

We note that you guaranteed the debt of the purchaser of your product line and recorded a $300,000 liability for the guarantee. The 10-year Enginuity note that you guaranteed was in the amount of $1.62 million. Tell us your basis for including the note that you have guaranteed as part of the purchase price for this line of business. Tell us how you calculated the gain on the sale of the product line of $1.5 million, an intangible write off of $438,000 and a recorded liability of $300,000. We may have further comments.

Response: In July 2004, the Company sold its Data Station Termination (DST) and D4/D5 Plug Compatible business and certain assets related to the business to Enginuity, a third party unrelated to the Company. The sales price was $2 million plus the approximately $200,000 cost for the fair value of the inventory sold as part of the transaction. The Company provided an unconditional guarantee to a third party lender in the amount of $1.6 million relating to a 10 year term note that Enginuity obtained to finance the transaction.

The Company considered whether the sale transaction qualified for gain recognition. Staff Accounting Bulletin Topic #5 provides guidance on when a legal transfer of ownership of a business or product line qualifies as a divestiture. Guidance suggests that the facts and circumstances must be examined and a determination as to whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty. In addition, consideration must be given as to whether the Company has any significant continuing involvement in the business being sold.

The Company believes that all significant risks have transferred to Enginuity, the buyer of the product lines, as of the time of the sale in July 2004. The Company has no incidence of ownership and the only risk relates to the guarantee the Company has given on the $1.6 million term loan that Enginuity obtained. The transaction was largely a cash transaction as the purchase price was for $2 million in cash and a $200,000 short-term note that has already been paid. Enginuity secured $400,000 of the cash purchase price from independent sources. In addition the Enginuity owners have pledged $1.5 million of personal assets with a forced liquidation value of $0.9 million to secure the $1.6 million term loan. The Company’s guarantee only would result in a loss if, after Enginuity defaulted on the loan, the lender were to incur a loss after liquidating the pledged assets from the Enginuity owners,. The Company views this risk to be low and also views the unsecured portion of the loan to be $700,000. The term loan has been current and not in default since inception.

The Company has no operational or managerial involvement in Enginuity. The Company does not have any board representation nor do we have the ability to veto any contracts or customer relationships. The significant financial investment put forth by the buyers is evidenced by the $400,000 of nonfinanced cash as well as $1.5 million of pledged assets which represent 86% of the total purchase consideration of $2.2 million. The Company does not believe the guarantee represents any significant continuing involvement.

Based on these considerations the Company determined this transaction qualified as a sale since all substantive risks and other incidents of ownership have transferred to Enginuity. In computing the gain on the sale the following were the components the Company considered:

Present value of cash to be received under both agreements	$2,191,872
Value of product technology intangible to be written off	(439,239)
Value of guarantee	(300,000)
Net book value of assets to be transferred	0

Gain	$1,452,633

FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, requires the guarantor to recognize a liability at the inception of a guarantee for the obligation it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The guarantor should record a liability even though it is not probable that payments will be required (Statement 5 measurement).

Fair value of the guarantee can be determined by looking at what comparable instruments without such guarantees would trade at on an open market. This approach was not used as no comparables were found. Alternatively, the Company used FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements.

The amount of the loan that the Company has guaranteed is $1.6 million. Payments are the first of every month starting in August 2004 in the amount of $13,500 plus interest. The Company has determined the “at risk” amount of the guarantee is $700,000 ($1.6 million less the $.9 million forced liquidation value of the pledged personal assets of the Enginuity owners). Although the Company has determined it is not probable that payments will be required, it was deemed possible. The Company used five equally weighted possible outcomes to determine the fair value of the guarantee. They are pay 100% of the “at risk” guarantee, pay 75% of the “at risk” guarantee, pay 50% of the “at risk” guarantee, pay 25% of the “at risk” guarantee or pay nothing. The weighted average expected values of these outcomes were discounted to a present value using a 3.5% risk free interest rate over 5 years, which is the mid point of the 10 year guarantee. The result was a $300,000 fair value that the Company applied to the guarantee.

The $439,239 intangible asset that was written-off in connection with the sale relates to the remaining unamortized intangible asset on hand at the sale date. The value and useful life of this intangible asset was originally determined by an independent appraisal at the time the asset was acquired in connection with the acquisition of Teltrend in fiscal year 2000.

As of February 2006 the $200,000 note from Enginuity had been repaid in full and a balance of $1.4 million remains on the guaranteed term loan.

I would appreciate your confirmation at your earliest convenience that the matters addressed in the letter are satisfactory to the Staff. If you have any questions, please contact me at 630-375-4136.

Sincerely,

/s/ Nicholas C. Hindman, Sr.
Nicholas C. Hindman, Sr.
Senior Vice President and Chief Financial Officer